Exhibit 99.1

AZI Announces Receipt of Minimum Bid Price Notice from Nasdaq

BEIJING, July 4, 2025 /PRNewswire/ — Autozi Internet Technology (Global) Ltd. (Nasdaq: AZI) (“Autozi” or the “Company”), an automotive products and services company in China, today announced that it has received a notification letter dated July 2, 2025 (the “Notice”) from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), indicating that for the last 30 consecutive business days, the closing bid price of the Company’s American depositary shares (the “ADSs”) was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5450(a)(1). The Notice has no current effect on the listing or trading of the Company’s ADSs on Nasdaq.

Pursuant to the Nasdaq Listing Rule 5810(c)(3)(A), the Company is provided with a compliance period of 180 calendar days, or until December 29, 2025, to regain compliance under the Nasdaq Listing Rules. If at any time during the 180-day compliance period, the closing bid price of the Company’s ADSs is US$1.00 per share or higher for at least ten consecutive business days, Nasdaq will provide the Company written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance by December 29, 2025, subject to the determination by the staff of Nasdaq, the Company may be eligible for an additional 180-day compliance period if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards, with the exception of the minimum bid price requirement. In this case, the Company will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary.

The Nasdaq notification letter does not affect the Company’s business operations, and the Company will take all reasonable measures to regain compliance within the prescribed grace period.

About Autozi

Autozi Internet Technology (Global) Ltd. is a leading, fast-growing provider of lifecycle automotive services in China. Founded in 2010, Autozi offers a comprehensive range of high-quality, affordable, and professional automotive products and services through both online and offline channels across the country. Leveraging its advanced online supply chain cloud platform and SaaS solutions, Autozi has built a dynamic ecosystem that connects key participants across the automotive industry. This interconnected network enables more efficient collaboration and streamlined processes throughout the entire supply chain, positioning Autozi as a key driver of innovation and growth in the automotive services sector.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, including but not limited to statements related to Autozi’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact Information

Autozi Internet Technology (Global) Ltd.

Ms. June Wang

Email: Jun.Wang@Autozi.com